Exhibit 4.2

AMENDMENT NO. 1 TO

SKYX PLATFORMS CORP.

SUBORDINATED SECURED CONVERTIBLE PROMISSORY NOTE

THIS AMENDMENT NO. 1 TO SUBORDINATED SECURED CONVERTIBLE PROMISSORY NOTE (this “Amendment”) is made as of October __, 2025 (the “Amendment Date”) by and between SKYX Platforms Corp., a Florida corporation (the “Company”), and [  ] (the “Holder”).

WHEREAS, the Company issued to the Holder a Subordinated Secured Convertible Promissory Note dated [  ] having a principal balance of USD $[    ] (the “Note”); and

WHEREAS, the parties desire to amend the Note, and pursuant to Section 11 of the Note, an amendment contemplated by the parties must be contained in an instrument in writing signed by the parties.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Amendment, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

1. Definitions. Capitalized terms used and not defined in this Amendment have the respective meanings assigned to them in the Note.

2. Amendments to the Note.

(a) The Maturity Date, as defined in Section 1 of the Note, is hereby amended to be the five (5) year anniversary of the Amendment Date.

(b) Section 3(a), Section 3(b) and Section 3(c) of the Note are hereby deleted in their entirety and replaced with the following:

“(a) The conversion price for this Note shall equal USD $1.20 (the “Conversion Price”).

(b) On or after April 1, 2027, the Holder shall have the right to accelerate and redeem, in one or more instances, an aggregate amount of up to the Principal Amount (each occurrence, a “Redemption”, and each amount redeemed, the “Redeemed Amount”), by properly delivering a notice of Redemption to the Company in accordance with Section 14. Upon the Company’s receipt of each such notice, the Company shall make payment to Holder of the Redemption Amount within thirty (30) days. Effective upon payment of each Redemption, the Principal Balance of this Note shall be reduced by the Redeemed Amount automatically without any further action by the parties.

(c) Subject to the Conversion and Exercise Share Cap (as such term is defined in the Purchase Agreement), (i) the then-outstanding Principal Amount of this Note shall be convertible into shares of Common Stock, in the sole discretion of the Holder prior to or on the Maturity Date, and shall convert into that number of shares of Common Stock as shall equal the Principal Amount of the Note being converted divided by the Conversion Price; and (ii) the outstanding Convertible Interest shall be convertible into shares of Common Stock in accordance with Section 3. Any partial conversion of this Note shall cause the Principal Amount of this Note to be reduced by the amount of principal converted by the Holder. If the number of shares of Common Stock deliverable upon conversion of the Principal Amount and/or the Convertible Interest would result in the issuance of shares of Common Stock in excess of the Conversion and Exercise Share Cap, the Company will not have any further obligation to deliver any shares of Common Stock or pay any cash in excess of the Conversion and Exercise Share Cap for such conversion. The Holder shall effect conversions of the Principal Amount by delivering to the Company the form of Notice of Conversion attached hereto. The Holder shall be presumed to elect to receive the Convertible Interest in shares of Common Stock. The Holder may deliver notice to elect to receive the Convertible Interest in cash or shares of Common Stock at any time, with such notice becoming effective for the quarter it is delivered to and acknowledged by the Company (or such later period if set forth in the notice), such election continuing until the Holder delivers a notice to change its election.”

(c) Section 4(b) of the Note is hereby deleted and replaced with the following:

“(b) [REMOVED]”

(d)	Section 6(b) of the Note is hereby deleted and replaced with the following:

“(b) Holder agrees that the security interest granted to the Holder hereunder shall be subordinated to (i) all other interests held by any other person or entity in the Collateral as of the Issuance Date, and (ii) all indebtedness of up to thirty-five million US dollars (USD $35,000,000) from banks, commercial creditors or institutional lenders incurred or assumed by the Company after the Issuance Date; provided, however, that that Holder’s security interest shall rank senior to such other indebtedness not within subsection (ii) above and that is incurred after the Issuance Date. In the event the Company incurs indebtedness in excess of thirty-five million US dollars (USD $35,000,000) pursuant to subsection (ii) above, the Company shall exercise its Prepayment Right pursuant to Section 10.”

(e)	Section 10 of the Note is hereby deleted and replaced with the following:

“10. Prepayment. In its sole discretion and upon giving prior written notice, the Company will have the right to prepay the entire then-outstanding principal amount of the Note at any time (the “Prepayment Right”). If the Company exercises its Prepayment Right, the Holder shall have ten (10) business days to convert this Note in accordance with Section 4. Upon the Company’s exercise of the Prepayment Right or upon the occurrence of any other prepayment under this Note, in addition to the then-outstanding principal amount of the Note that is payable if this Note is not converted by the Holder, it shall pay to the Holder an amount in cash equal to thirty-three and one-third percent (33 1/3%) of such Holder’s Principal Amount (such amount, the “Prepayment Premium”). The Prepayment Premium shall be payable to the Holder upon any prepayment by the Company regardless of whether the Holder elects to convert this Note or receive repayment.”

(f)	Section 9 of the Note is hereby deleted and replaced with the following:

“9. [REMOVED]”

3. Date of Effectiveness; Limited Effect. This Amendment will be deemed effective as of the Amendment Date. Except as expressly provided in this Amendment, all of the terms and provisions of the Note are and will remain in full force and effect and are hereby ratified and confirmed by the parties. Each reference in the Note to “this Note,” “the Note,” “hereunder,” “hereof,” “herein” or words of like import, and each reference to the Note in any other agreements, documents or instruments executed and delivered pursuant to, or in connection with, the Note, will mean and be a reference to the Note as amended by this Amendment.

4. Miscellaneous. This Amendment constitutes the sole and entire agreement of the parties with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. The headings in this Amendment are for reference only and do not affect the interpretation of this Amendment. This Amendment is governed by, and construed in accordance with, the laws of the State of Florida, without regard to the conflict of laws provisions of such State. This Amendment may be executed in any number of counterparts and by electronic transmission or facsimile, each of which when so executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

COMPANY:		HOLDER:

SKYX PLATFORMS CORP.

By:
Name:	Leonard J. Sokolow
Title:	Chief Executive Officer